FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2018

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R Sotamaa By R Sotamaa CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date: 1 May 2018

EXHIBIT INDEX

EXHIBIT NUMBER
EXHIBIT DESCRIPTION
99
              Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	7 March 2018	entitled	‘Notification of changes to the Boards’
Exhibit	99.2	Stock Exchange announcement dated	9 March 2018	entitled	‘Director/PDMR Shareholding’
Exhibit	99.3	Stock Exchange announcement dated	26 March 2018	entitled	‘Director/PDMR Shareholding’
Exhibit	99.4	Stock Exchange announcement dated	28 March 2018	entitled	‘Buy-Out and Delisting of NV Preference Shares’
Exhibit	99.5	Stock Exchange announcement dated	11 April 2018	entitled	‘Clarification Statement – Remuneration Report 2017’

Exhibit 99.1:

RNS Number : 9873G
Unilever PLC
07 March 2018

Unilever N.V. and PLC
Annual General Meetings re-elections and
Notification of Changes to the Boards
Unilever today announced that the following Directors will offer themselves for re-election at the Annual General Meeting of Unilever PLC on 2 May 2018 and the Annual General Meeting of Unilever N.V. on 3 May 2018 (the 2018 AGMs): Nils Andersen, Laura Cha, Vittorio Colao, Marijn Dekkers, Judith Hartmann, Mary Ma, Strive Masiyiwa, Youngme Moon, Graeme Pitkethly, Paul Polman, John Rishton and Feike Sijbesma.
Ann Fudge will be retiring from the Unilever N.V. and PLC Boards (the Boards) at the conclusion of the 2018 AGMs having served for nine years on the Boards.
Marijn Dekkers, Chairman of Unilever, said:
"I would like to thank Ann, for her excellent contributions as a Unilever Non-Executive Director. She has brought invaluable experience to the Unilever Boards and has been a great source of advice and guidance for the business. Since April 2015 Ann has served as Vice-Chairman and Senior Independent Director playing a key role in developing our long-term business model and I would like to thank her for her support in that role. She also contributed greatly over the last few years as chair of the Compensation Committee, putting leading practices in place in our overall remuneration framework which has helped Unilever to further strengthen its performance culture. Ann leaves with the best wishes of us all."
It is proposed that Andrea Jung join the Boards as Non-Executive Director. She will be nominated for election to the Boards at the 2018 AGMs.  Andrea was CEO of Avon from 1999 to 2012 and since then has held a number of Non-Executive Director positions at several of the world's largest companies. Andrea is the longest serving female CEO of a Fortune 500 company. She brings both a global outlook and a deep understanding of the consumer goods industry.  She has a good sense of the broader role of business in society and the importance of a long term multi stakeholder model.

Marijn Dekkers, Chairman of Unilever, said: "I am very pleased that Andrea has agreed to be proposed to join the boards. Given her successful executive career and her extensive Board experience in large and respected organizations, she will add great value to our Boards. She is distinguished in her field, brings a refreshing outlook on technology, and understands the dynamics affecting our industry very well."

 7 March 2018
Biography:

Andrea Jung

Nationality: Canadian-American

Born:1958

Andrea began her career working in Merchandising for Department Stores. In 1993, she joined Avon and was soon responsible for all of the company's global brands as President of Global Marketing. In 1998, Andrea was promoted to President and COO and two years later became CEO in November 1999, becoming the first woman to ever lead the company. She expanded the business into emerging markets and increased profits consistently for a number of years. After 13 years as CEO and as the longest serving female executive to lead a Fortune 500 company, Andrea retired in 2012.

 She is an experienced Non-Executive Director and has served on the boards of several large companies in different sectors. In 2008, Andrea joined the board of Apple as their first female Non-Executive Director. Andrea has also served on the Boards of General Electric and Daimler AG.  She brings deep insight and knowledge of leading and governing large Organizations.

ENQUIRIES

Media:

UK +44207 822 6127      louise.phillips@unilever.com
NL +31 10 217 4844       freek.bracke@unilever.com

Investors: Investor Relations Team
+44207 822 6830           investor.relations@unilever.com

-ends-

About Unilever
Unilever is one of the world's leading suppliers of Home Care, Personal Care and Food & Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 161,000 employees and generated sales of €53.7 billion in 2017. Over half (57%) of the company's footprint is in developing and emerging markets. Unilever has more than 400 brands found in homes all over the world, including Persil, Dove, Knorr, Domestos, Hellmann's, Lipton, Wall's, PG Tips, Ben & Jerry's, Magnum and Lynx.

Unilever's Sustainable Living Plan underpins the company's strategy and commits to:
·     Helping more than a billion people take action to improve their health and well-being by 2020.
·     Halving the environmental impact of our products by 2030.
·     Enhancing the livelihoods of millions of people by 2020.

  The USLP creates value by driving growth and trust, eliminating costs and reducing risks. The company's sustainable living brands are growing 50% faster than the rest of the business and delivered more than 60% of the company's growth in 2016.

  Unilever was ranked number one in its sector in the 2017 Dow Jones Sustainability Index. In the FTSE4Good Index, it achieved the highest environmental score of 5. It led the list of Global Corporate Sustainability Leaders in the 2017 GlobeScan/SustainAbility annual survey for the seventh year running, and achieved four A ratings across Climate Change, Water, Forests and Supplier Engagement in CDP's 2018 Global Supply Chain report. Unilever has pledged to become carbon positive in its operations by 2030, and to ensure 100% of its plastic packaging is fully reusable, recyclable or compostable by 2025. For more information about Unilever and its brands, please visit www.unilever.com. For more information on the USLP: www.unilever.com/sustainable-living/

SAFE HARBOUR
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever's business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 99.2:

RNS Number : 3231H
Unilever PLC
09 March 2018

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3809.5 p	3
e)	Aggregated information - Volume - Total	3 £114.29
f)	Date of the transaction	2018-03-08
g)	Place of the transaction	London Stock Exchange - XLON

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 99.3:

RNS Number : 9933I
Unilever PLC
26 March 2018

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Blanchard
2	Reason for the notification
a)	Position/status	Chief Category R&D Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           90.3915 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           119.3374 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           120.2852 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           555.4831 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	209.7290
		£37.340	675.7683
e)	Aggregated information - Volume - Total	885.4973 £25,233.19
f)	Date of the transaction	21/03/2018
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Engel
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           90.3915 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           19.1395 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           20.0841 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           208.2271 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	109.531
		£37.340	228.3112
e)	Aggregated information - Volume - Total	337.8422 £8525.14
f)	Date of the transaction	21/03/2018
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Jope
2	Reason for the notification
a)	Position/status	President Personal Care (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           98.9249 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           27.9404 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           45.8663 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	USD - United States Dollars
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	126.8653
		$52.43	45.8663
e)	Aggregated information - Volume - Total	172.7315 $ 2,404.77
f)	Date of the transaction	21/03/2018
g)	Place of the transaction	New York Stock Exchange - XNYS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kees Kruythoff
2	Reason for the notification
a)	Position/status	President North America (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           103.9523 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying GSIP conditional shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	103.9523
e)	Aggregated information - Volume - Total	103.9523 £ 0.0000
f)	Date of the transaction	21/03/2018
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           96.9017 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           53.1117 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           55.3010 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           233.1136 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	150.0134
		£37.340	288.4146
e)	Aggregated information - Volume - Total	438.4280 £10,769.40
f)	Date of the transaction	21/03/2018
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nitin Paranjpe
2	Reason for the notification
a)	Position/status	President Home Care (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           126.9237 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           15.3862 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           187.6730 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	126.9237
		£37.340	203.0592
e)	Aggregated information - Volume - Total	329.9829 £7582.23
f)	Date of the transaction	21/03/2018
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           418.4652 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           100.6626 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           106.0391 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           75.09380 shares (reinvestment of dividend on (freely transferable) shares)
●           3 shares (reinvestment of dividend) under the Unilever PLC Share Incentive Plan.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	519.1277
		£37.340	181.1329
		£37.80	3
e)	Aggregated information - Volume - Total	703.2606 £6876.90
f)	Date of the transaction	21/03/2018
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Polman
2	Reason for the notification
a)	Position/status	Chief Executive Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           889.3374 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           0.08598 shares (reinvestment of dividend on (freely transferable) shares)
●           2,616.42 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	889.3374
		£37.340	0.08598
		£37.50296	2,616.42
e)	Aggregated information - Volume - Total	3505.84338 £ 98,126.70
f)	Date of the transaction	21/03/2018
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Group Secretary (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           96.9017 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           63.6864 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           70.1631 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●            323.7871 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	160.5881
		£37.340	393.9502
e)	Aggregated information - Volume - Total	554.5383 £ 14,710.10
f)	Date of the transaction	21/03/2017
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Judith Amanda Sourry Knox
2	Reason for the notification
a)	Position/status	President Foods (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           86.5144 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying GSIP conditional shares)

c)	Currency	USD - United States Dollars
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	86.5144
e)	Aggregated information - Volume - Total	86.5144 $ 0.0000
f)	Date of the transaction	21/03/2018
g)	Place of the transaction	New York Stock Exchange - XNYS

 Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           90.3915 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           154.9309 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           198.335297 shares (Dividends earned were reinvested as additional shares under the Senior Executive Retirement Arrangement (SERA))

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	245.3224
		£37.340	198.335297
e)	Aggregated information - Volume - Total	443.657697 £7,405.84
f)	Date of the transaction	21/03/2018
g)	Place of the transaction	London Stock Exchange - XLON

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END

Exhibit 99.4:

RNS Number : 1634J
Unilever PLC
28 March 2018

SUCCESSFUL BUY-OUT AND DELISTING OF UNILEVER N.V. PREFERENCE SHARES

●  COURT ORDERS TRANSFER OF REMAINING OUTSTANDING 6% AND 7% PREFERENCE SHARES
●  6% AND 7% PREFERENCE SHARES WILL BE DELISTED ON 5 APRIL 2018
●  THE LAST TRADING DAY OF THE 6% AND 7% PREFERENCE SHARES WILL BE 4 APRIL 2018

London/Rotterdam, 28 March 2018 - Unilever PLC, Unilever N.V. and Unilever Corporate Holdings Nederland B.V. ("UCHN"), a wholly-owned subsidiary of Unilever PLC, today jointly announce that the Enterprise Chamber of the Amsterdam Court of Appeal ordered the remaining holders of issued and outstanding (depositary receipts of) 6% and 7% cumulative preference (sub)shares in the capital of Unilever N.V. (together the "Preference Shares") to transfer their Preference Shares to UCHN for a price equal to the price of the tender offer on the Preference Shares of 11 October 2017, to be increased with statutory interest as of 3 November 2017 until the date of transfer of the Preference Shares to UCHN ("Buy-Out Price").

On or around 16 April 2018, UCHN will deposit the Buy-Out Price relating to the Preference Shares that until that date have not been transferred to UCHN into the consignment fund of the Dutch Ministry of Finance, as a result of which the then remaining Preference Shares will be transferred to UCHN by operation of law. As of the date of consignment, the remaining former holders of Preference Shares are entitled to receive payment of the Buy-Out Price from the consignment fund of the Dutch Ministry of Finance. Holders of book-entry Preference Shares will receive the Buy-Out Price through via their intermediary in due course.

Unilever N.V. has applied for delisting of the Preference Shares from Euronext in Amsterdam ("Euronext"), which is confirmed by Euronext. Delisting will take place on 5 April 2018 and the last day that the (depositary receipts of) Preference Shares can be traded on Euronext will therefore be 4 April 2018.

Unilever contacts
For more information, please contact:

Louise Phillips Senior Global Media Relations Manager +44 7825 049 151 Louise.Phillips@unilever.com	Fleur van Bruggen Communications Director Unilever Benelux +31 (0)6 1500 8293 Fleur-van.Bruggen@unilever.com

****

Cautionary Statement regarding Forward-Looking Statements
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aims', 'expects', anticipates', 'intends', 'seeks', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or "Unilever"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

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 END

Exhibit 99.5:

RNS Number : 5435K
Unilever PLC
11 April 2018

  CLARIFICATION STATEMENT (applicable to 2017 remuneration report)

 FURTHER INFORMATION FOR SHAREHOLDERS REGARDING UNILEVER'S REMUNERATION POLICY

The Directors' Remuneration Report in our 2017 Annual Report and Accounts sets out the Group's proposed new Remuneration Policy and transition to the new Reward Framework in relation to our Management Co-Investment Plan (MCIP) for Executive Directors (page 48).
In response to questions from investors, the Compensation Committee has confirmed that:
MCIP 2018 award for Executive Directors:
The MCIP 2018 award that will be made upon approval of the new Remuneration Policy by Unilever PLC and Unilever N.V. shareholders on 2 and 3 May 2018 respectively:
·      allows Executive Directors to invest up to 67% of 2017 annual bonus in the four-year MCIP;
·      on the 1 to 1.5 match basis at target;
·      with vesting capped at 150% of target in accordance with our current remuneration policy.
With effect from 2019, vesting of the MCIP awards will be capped at 200%.
Ann Fudge
Chair of the Compensation Committee
11 April 2018

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The company news service from the London Stock Exchange
END